UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Orckit Communications Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

M7531S 20 6
(CUSIP number)

Izhak Tamir
c/o Orckit Communications Ltd.
126 Yigal Allon Street
Tel Aviv 67443 Israel
972-3-696-2121
 (Name, address and telephone number of person
authorized to receive notices and communications)

March 29, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")
or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. M7531S 20 6                                                      SCHEDULE 13D

1.           Names of Reporting Persons
Izhak Tamir

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [  ]
        (b)  [  ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS                                                                                     PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                                     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,679,267(1) 8. SHARED VOTNG POWER 0 9. SOLE DISPOSITIVE POWER 1,259,267(1) 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,679,267 (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%(2)

14.	TYPE OF REPORTING PERSON

IN

___________________________________

(1) Includes options and/or rights to acquire 480,000 ordinary shares exercisable currently or within 60 days.

(2) Based on 19,286,815 ordinary shares outstanding as of April 12, 2010.

 Item 3. Source and Amount of Funds or Other Consideration

On March 29, 2010, the Reporting Person entered into a subscription agreement with the Issuer pursuant to which he agreed to purchase 100,000 units for an aggregate purchase price of $378,000, subject to the approval of the Issuer's shareholders.  See Item 6 for more information.  The Reporting Person will use personal funds to pay the purchase price.

Item 4. Purpose of Transaction

See Item 6

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 29, 2010, the Reporting Person entered into a subscription agreement with the Issuer pursuant to which he agreed to purchase 100,000 units for an aggregate purchase price of $378,000, subject to the approval of the Issuer's shareholders. Such units consist of 100,000 Ordinary Shares, primary warrants to purchase up to 25,000 Ordinary Shares and contingent warrants to purchase up to 25,000 Ordinary Shares.  The Issuer's shareholders are expected to vote on this matter at the 2010 annual general meeting, which is expected to take place in May 2010. If the shareholders approve the proposed investment of the Reporting Person, his beneficial ownership will increase to 9.1% of the outstanding Ordinary Shares.  If the shareholders do not approve the proposed investment of the Reporting Person, his subscription agreement will become null and void.

The foregoing transaction was part of a "registered direct" offering of the Issuer of 2,810,000 units, which closed on April 1, 2010. Included in this figure are 175,000 units issuable to two affiliates of the Issuer, subject to shareholder approval. Each unit consists of one Ordinary Share, a primary warrant to purchase 0.25 of one Ordinary Share at an exercise price of $5.66 per share and a contingent warrant to purchase 0.25 of one Ordinary Share at an exercise price of $11.32 per share.

The primary warrants are exercisable until April 1, 2015.  The contingent warrants are not exercisable initially.  If the closing price of the Ordinary Shares for any 20 trading day period within a 30 trading day period following April 1, 2011 is equal to or greater than $11.32 per share, the Issuer may require the holders of primary warrants to exercise any previously unexercised primary warrants, provided, however, that the Issuer may not require the exercise of the primary warrants in any period during which the Ordinary Shares are not listed for trading on the NASDAQ Global Market, the Tel Aviv Stock Exchange, or any national securities exchange.  In the event that the Issuer requires the exercise of the primary warrants, subject to certain conditions, contingent warrants to purchase a number of Ordinary Shares equal to the number of primary warrants the Issuer required holders to exercise will become exercisable until April 1, 2015.  The exercise prices of the primary warrants and contingent warrants are subject to appropriate adjustment in the event of dividends and distributions, share splits, share combinations, reclassifications or similar events affecting the Ordinary Shares.  The subscription agreement and forms of the primary warrants and the contingent warrants are filed as exhibits to this Schedule 13D and the summary set forth herein is qualified in its entirety by reference to such documents.

In connection with the offering of the Issuer, the Reporting Person agreed to a customary lock-up restriction with respect to all of his Ordinary Shares for a period of 90 days from April 1, 2010.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Subscription Agreement, dated March 29, 2010, by and between Izhak Tamir and Orckit Communications Ltd.

Exhibit 2 – Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Orckit Communications Ltd.'s Report on Form 6-K filed on March 29, 2010).

Exhibit 3 – Form of Contingent Warrant to Purchase Ordinary Shares (incorporated by reference to Orckit Communications Ltd.'s Report on Form 6-K filed on March 29, 2010).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 13, 2010                                                             /s/Izhak Tamir
                                                                                                Izhak Tamir